January 13, 2023

VIA EDGAR AND OVERNIGHT MAIL

Christopher Bellacicco, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Bellacicco:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 6, 2023 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	With reference to response #3, please explain why the Fund believes it is appropriate to include committed capital as part of its compliance with the 80% test.

As soon as the Fund executes a subscription agreement for a new private equity investment, the Fund commits a certain amount of its capital to the underlying company. The General Partner of the underlying private equity investment has the sole discretion to call the total amount of committed capital. Typically, only a portion of the full commitment is called by the General Partner at the time the subscription document is executed by the Fund. The remaining capital commitment is often not called for a longer period of time depending upon the capital needs and requirements of the given company. Nonetheless, since that capital has been committed and allocated to the private equity investment, the Fund cannot utilize that same capital for any other investment or purpose as the Fund retains no discretion as to the timing of its remaining funding obligation. The committed capital must be promptly made available by the Fund when called by the General Partner. Therefore, since the capital is not available for any other purpose because the Fund has already allocated the capital to the private equity investment, the Fund believes it is appropriate to consider these funds as part of the 80% allocated to private equity.

2.	Please remove the parenthetical “(after fee waiver and reimbursement)” and related footnote from the total line item in the Fee Table.

The Fund has updated the Registration Statement as requested.

3.	Please include expenses for subsequent years (years 3, 5 and 10) in the tender line item in the Fee Table illustrative example.

The Fund has updated the Registration Statement as requested.

4.	Please state that the expense reimbursement agreement is a different agreement than the expense limitation agreement in the Registration Statement. Please file the expense reimbursement agreement as an exhibit to the Registration Statement. Please delete the “and reimbursement” from the expense limitation agreement’s definition.

The Fund has updated the Registration Statement as requested.

5.	In the last column of the Trustee table, please include a footnote identifying the applicable public companies.

The Fund has updated the Registration Statement as requested.

6.	Please include the information required by Item 21.2 regarding portfolio manager compensation.

The Fund has updated the Registration Statement as requested.

7.	Please remove the line item “Without Early Repurchase Fee” from the Fee Table.

The Fund has updated the Registration Statement as requested.

8.	Please add “The Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of (i) the expense cap in place at the time of waiver or (ii) the time of recoupment.” to page 29 of the SAI consistent with the same disclosure in the prospectus.

The Fund has updated the Registration Statement as requested.

9.	In the expense example in the Fee table, please include a “with” and “without” line item for both Class A and Class D shares with respect to the early repurchase fee.

The Fund has updated the Registration Statement as requested.

10.	Please update and clarify in the SAI that the Fund will fair value its investments and in certain circumstances (e.g., initial acquisition) such fair value may approximate cost until more detailed valuations are provided by the private equity investor or additional market information is available.

The Fund has updated the Registration Statement as requested.

11.	The response filed on December 19, 2022 indicates “The Fund will not be able to make a fair value assessment until additional and sufficient information is provided to the Adviser by the Private Equity Investor.” Please advise how the Fund will take into account market information when valuing the portfolio including Private Equity Investments absent information from Private Equity Investors. Additionally, please confirm that the Fund will receive sufficient information on a monthly basis to confirm the net asset value of the Fund.

The Fund has the right to receive audited financial statements from the General Partners of its underlying private equity investments annually and unaudited financial statements quarterly. Additionally, the Fund will be in contact with the General Partners for any changes in the underlying holdings regularly to assess any intra-quarter adjustments. The Fund will also utilize sector and market data and shareholder reports from the underlying companies to make appropriate adjustments intra-quarter as needed. The Fund confirms to the Staff that it will receive sufficient information on a monthly basis to confirm the net asset value of the Fund.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo, Esq.
Anna T. Pinedo, Esq.
Cc: Joseph Bonvouloir

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